                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000

                                                         OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____________ to ___________


  Commission file number 333-46134



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Greif Bros. Corporation Production Associates 401(k) Retirement Plan and Trust

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Greif Bros. Corporation
                                 425 Winter Road
                              Delaware, Ohio 43015


                            Exhibit Index on Page 13.

                              REQUIRED INFORMATION
                              --------------------


         The following financial statements and supplemental schedules for the Greif Bros. Corporation Production Associates 401(k) Retirement Plan and Trust are being filed herewith:

Description                                                       Page No.
                                                                  --------

Audited Financial Statements:
----------------------------

Report of Independent Auditors                                    Page 3

Statements of Net Assets Available for                            Page 4
  Benefits at December 31, 2000 and 1999

Statement of Changes in Net Assets Available                      Page 5
  for Benefits for the Year Ended
  December 31, 2000

Notes to Financial Statements - December 31, 2000                 Pages 6
                                                                  through 10

Supplemental Schedules:
----------------------

Schedule of Assets Held for Investment                            Page 11
  Purposes as of December 31, 2000




                  The following exhibit is being filed herewith:


Exhibit No.                Description                            Page No.
-----------                -----------                            --------

         1        Consent of Ernst & Young LLP                    Page 14













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                         Report of Independent Auditors


To the Participants and Administrator of the Greif Bros. Corporation Production Associates
   401(k) Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Greif Bros. Corporation Production Associates 401(k) Retirement Plan and Trust (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                     /s/ Ernst & Young LLP

May 30, 2001


















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




                             Greif Bros. Corporation
             Production Associates 401(k) Retirement Plan and Trust

                 Statements of Net Assets Available for Benefits


                                                                  DECEMBER 31
                                                             2000              1999
                                                      ------------------------------------

Investments, at fair value:
    Common/collective funds                                  $  824,444        $  685,141
    Mutual funds                                              3,011,233         2,462,048
    Common stock                                                 26,305             --
    Participant notes receivable                                304,973           210,150
                                                      ------------------------------------
Total investments                                             4,166,955         3,357,339

Employer contributions receivable                                11,679             --
Employee contributions receivable                                96,547            64,493
                                                      ------------------------------------
                                                                108,226            64,493
Other                                                             (678)             --
                                                      ------------------------------------

Net assets available for benefits                            $4,274,503        $3,421,832
                                                      ====================================


See accompanying notes.







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




                             Greif Bros. Corporation
             Production Associates 401(k) Retirement Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions:
     Employee contributions                                          $  877,647
     Employer contributions                                             145,162
     Net transfers from other plans                                     232,231
     Investment income (loss):
         Net depreciation in fair value of investments                 (310,744)
         Interest and dividend income                                   259,062
                                                               -----------------
                                                                        (51,682)

Deductions:
     Benefits paid to participants                                     (350,687)
                                                               -----------------
Net increase in net assets                                              852,671

Net assets available for benefits,
     beginning of year                                                3,421,832
                                                               -----------------

Net assets available for benefits,
     end of year                                                     $4,274,503
                                                               =================

See accompanying notes.

                             Greif Bros. Corporation
             Production Associates 401(k) Retirement Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements of the Greif Bros. Corporation Production Associates 401(k) Retirement Plan and Trust (the "Plan") are prepared using the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION

The fair value of the participation units owned by the Plan in the funds are based on the redemption value as determined by the Trustee. Redemption value represents the Plan's original cost adjusted for investment income and any realized and unrealized gains or losses. Unrealized gains or losses are based upon market quotations obtained by the Trustee.

Participant notes receivable are reported at fair value as determined by the Trustee.

PAYMENT OF BENEFITS.

Benefit payments are recorded upon distribution.

ADMINISTRATIVE EXPENSES.

All administrative expenses of the Plan are paid by Greif Bros. Corporation (the "Sponsor").











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





                             Greif Bros. Corporation
             Production Associates 401(k) Retirement Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000

2. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

GENERAL

The Plan is a defined contribution plan covering all eligible employees with special incentives for retirement savings and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan was adopted effective January 1, 1997. Employees are eligible for participation on the first of the month following their date of hire and upon attaining the age of twenty-one.

The Plan provides that the Sponsor will appoint a committee (the "Administrator") that is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. The Plan assets are maintained by Key Trust Company of Ohio, NA (the "Trustee").

PARTICIPANT CONTRIBUTIONS

Participants may contribute from 1% to 20% of their annual compensation into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant's federal income tax exclusion for that plan year.

EMPLOYER CONTRIBUTIONS

For employees covered under a collective bargaining agreement, the employer matching contributions are contributed in accordance with their respective bargaining agreement.

Effective July 1, 2000, the Plan was amended to provide for employer matching contributions for non-union participants at an amount equal to 30% of each participant's before tax contributions up to 6% of their annual compensation.








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



                             Greif Bros. Corporation
             Production Associates 401(k) Retirement Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000

2. DESCRIPTION OF THE PLAN (CONTINUED)

EMPLOYER CONTRIBUTIONS (CONTINUED)

In addition to employee contributions required by certain collective bargaining agreements, the Sponsor may also make contributions, if necessary, to comply with certain non-discrimination requirements of the Internal Revenue Code ("IRC"). These qualified contributions used to comply with the IRC requirements will be fully vested when made and subject to the same withdrawal provisions as 401(k) deferrals.

PARTICIPANT NOTES RECEIVABLE

Subject to the Administrator's approval, the Trustee is empowered to lend to participants a portion of their account balances. Interest rates and terms are established by the Trustee.

VESTING

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Participants hired prior to July 1, 2000 also have full and immediate vesting in all employer contributions and related income credited to their account. Participants hired on or after July 1, 2000 vest in employer contributions ratably over a 5 year period.

INVESTMENT OPTIONS

Participants may designate how Plan contributions are to be invested. Prior to July 1, 2000, Plan contributions could be invested in any combination of the following mutual funds held by Key Trust Company of Ohio, NA: Prism Money Market Fund, Prism MaGic Fund, Victory Limited Term Income Fund, Victory Balanced Fund, Victory Stock Index Fund, Victory Special Value Fund and Victory International Growth Fund.

Effective July, 1, 2000, the investment options were changed to the following collective/common and mutual funds held by Key Trust Company of Ohio, NA: Prism Money Market Fund, Prism MaGic Fund, AIM Value Fund, Franklin Small Cap Growth Fund, Janus Twenty Fund, Janus Overseas Fund, Victory Life Choice Growth Investor Fund, Victory Life Choice Moderate Investor Fund, Victory Life Choice Conservative Investor Fund, Victory Stock Index Fund and the PIMCO Total Return Fund. Additionally, participants may invest in funds which invest primarily in common shares of Greif Bros. Corporation.












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



                             Greif Bros. Corporation
             Production Associates 401(k) Retirement Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000

2. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), or the attainment of age 59 1/2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant's death. Distributions are made in a lump sum or by installment payments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The final amounts accumulated in the participant's accounts will be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code.

3. INVESTMENTS

During 2000, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value as follows:

                                                    NET REALIZED AND
                                                       UNREALIZED
                                                     DEPRECIATION IN
                                                      FAIR VALUE OF
                                                       INVESTMENTS

Mutual and Common/Collective Funds                         $309,462
Common Stock                                                  1,282
                                                    --------------------
                                                           $310,744
                                                    ====================

                             Greif Bros. Corporation
             Production Associates 401(k) Retirement Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000

3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                             2000                  1999
                                                    ---------------------------------------------
YEAR ENDED DECEMBER 31:
Franklin Small Cap Growth Fund                              $   357,358         $      --
Victory Life Choice Moderate Investor Fund                    1,061,865                --
Victory Stock Index Fund                                      1,024,283               974,128
Prism Money Market Fund                                         275,382               210,145
Prism MaGic Fund                                                547,074               474,996
Victory Balanced Fund                                              --               1,013,885
Victory Special Value Fund                                         --                 216,800
Participant Loans, at estimated fair value                      304,973               210,150

4. TRANSACTIONS WITH PARTIES IN INTEREST

As of December 31, 2000, the Plan owned 923 shares of the Sponsor's common stock. Cash dividends received from the Company were $148 for the year ended December 31, 2000.

5. INCOME TAX STATUS

The Plan has been structured similar to an Internal Revenue Service (IRS) approved non-standardized prototype Plan. Although the plan administrator has not yet applied for a determination letter, the plan administrator represents that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan is qualified and related trust is tax exempt.













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




                             Greif Bros. Corporation
             Production Associates 401(k) Retirement Plan and Trust
                             EIN 31-4388903 Plan 004

      Schedule H, Line 4i- Schedule of Assets Held for Investment Purposes

                                December 31, 2000

                                                                                            SHARE            FAIR
     SHARES             INVESTMENT DESCRIPTION                                              PRICE            VALUE
-----------------------------------------------------------------------------------------------------------------------

                        Equity Mutual Funds
                        -------------------
            3,585           AIM Value Fund                                                   12.51       $      44,849
            9,086           Franklin Small Cap Growth Fund                                   39.33             357,358
            3,246           Janus Twenty Fund                                                54.80             177,867
            7,112           Janus Overseas Fund                                              26.54             188,757
            1,616           Victory Life Choice Growth Investor Fund                         11.28              18,232
           95,491           Victory Life Choice Moderate Investor Fund                       11.12           1,061,865
              580           Victory Life Choice Conservative Investor Fund                   10.87               6,308
           47,908           Victory Stock Index Fund                                         21.38           1,024,283

                        Fixed Income Mutual Funds
                        -------------------------
           12,677           PIMCO Total Return Fund                                          10.39             131,714
                                                                                                         --------------
                        Total mutual funds                                                                   3,011,233

                        Common/Collective Funds
                        -----------------------
           20,663           Prism Money Market Fund                                          13.33             275,382
           37,970           Prism Magic Fund                                                 14.41             547,074
            1,989           Prism Money Market Fund                                           1.00               1,988
                                                                                                         --------------
                        Total common/collective funds                                                          824,444

                        Common Stock
                        ------------
              923           *Greif Bros. Corporation Common Stock                            28.50              26,305

                        Loans to Participants
                        ---------------------
                            Participant notes receivable, with interest rates
                               of 7% to 11%, with various due dates
                                                                                               --              304,973
                                                                                                         --------------

                        Total investments                                                                $   4,166,955
                                                                                                         ==============

* Indicates party-in-interest to the Plan.







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                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  GREIF BROS. CORPORATION PRODUCTION
                                  ASSOCIATES 401(k) RETIREMENT PLAN
                                  AND TRUST


Date: June 28, 2001               By: /s/ Michael L. Roane
      -------------                   -----------------------------------------

                                  Printed Name: Michael L. Roane
                                                -------------------------------

                                  Title: Plan Administrator
                                         --------------------------------------




























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 GREIF BROS. CORPORATION PRODUCTION ASSOCIATES 401(K) RETIREMENT PLAN AND TRUST
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2000


                                INDEX TO EXHIBITS
                                -----------------

Exhibit No.           Description                                    Page No.
-----------           -----------                                    --------

    1                 Consent of Ernst & Young LLP                   Page 14
































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